Exhibit 99.1

SAP Announces Q1 2023 Results

Unless otherwise stated, all figures in this statement are based on SAP group results from continuing operations.

•	Cloud revenue up 24% and up 22% at constant currencies, up 1 percentage point sequentially. S/4HANA cloud revenue up 77% and up 75% at constant currencies

•	Current cloud backlog up 25%, both at nominal and constant currencies, a sequential growth improvement of 1 percentage point

•	IFRS cloud gross profit up 28%, non-IFRS cloud gross profit up 28% and up 27 % at constant currencies fueling double-digit non-IFRS operating profit growth

•	IFRS operating profit down 45%, non-IFRS operating profit up 12% and up 12% at constant currencies

•	2023 outlook updated to reflect the expected Qualtrics divestiture. SAP reaffirms outlook for continuing operations including anticipated acceleration of topline and operating profit growth in € millions, unless otherwise stated

Walldorf, Germany – April 21, 2023.
SAP SE (NYSE: SAP) today announced its financial results for the first quarter ended March 31, 2023.

In Q1 2023, the Qualtrics consolidated group ("Qualtrics") has been classified as discontinued operations under IFRS 5. Consequently, the contribution from Qualtrics is not included in the reporting of SAP's continuing operations. See section (N) Discontinued Operations. For more information on changes in SAP’s presentation and disclosures please see recorded info session https://www.sap.com/investors/en/reports/reporting-framework.html.

Financial Performance

Group results at a glance – First quarter 2023

	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q1 2023	Q1 2022	∆ in %	Q1 2023	Q1 2022	∆ in %	∆ in % const. curr.
Cloud revenue	3,178	2,565	24	3,178	2,565	24	22
Thereof SAP S/4HANA Cloud revenue	716	404	77	716	404	77	75
Software licenses	276	317	–13	276	317	–13	–13
Software support	2,905	2,923	–1	2,905	2,923	–1	–1
Software licenses and support revenue	3,180	3,240	–2	3,180	3,240	–2	–2
Cloud and software revenue	6,358	5,806	10	6,358	5,806	10	8
Total revenue	7,441	6,773	10	7,441	6,773	10	9
Share of more predictable revenue (in %)	82	81	1pp	82	81	1pp
Operating profit (loss)	803	1,471	–45	1,875	1,676	12	12
Profit (loss) after tax from continuing operations	403	1,016	–60	1,254	1,171	7
Profit (loss) after tax²	509	632	–19	1,587	1,166	36
Earnings per share - Basic (in €) from continuing operations	0.35	0.87	–60	1.08	1.00	8
Earnings per share - Diluted (in €) from continuing operations	0.35	0.87	–60
Earnings per share - Basic (in €)²	0.41	0.63	–35	1.27	1.00	27
Earnings per share - Diluted (in €)²	0.41	0.63	–35
Net cash flows from operating activities from continuing operations	2,311	2,465	–6
Free cash flow				1,955	2,159	–9
Number of employees (FTE, March 31)	105,132	104,670	0

1 For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

2 From continuing and discontinued operations.

Due to rounding, numbers may not add up precisely.

2/23

Financial Highlights[1]

First Quarter 2023

Current cloud backlog grew by 25% to €11.15 billion and was up 25% at constant currencies, a sequential growth improvement of 1 percentage point. SAP S/4HANA current cloud backlog was up 78% to €3.42 billion and up 79% at constant currencies.

In the first quarter, cloud revenue was up 24% to €3.18 billion and up 22% at constant currencies, up 1 percentage point sequentially. SAP S/4HANA cloud revenue was up 77% to €716 million and up 75% at constant currencies.

Supported by a few major transactions, software licenses revenue decreased by a moderate 13% to €276 million and was down 13% at constant currencies. Cloud and software revenue was up 10% to €6.36 billion and up 8% at constant currencies. Services revenue was up 12% to €1.08 billion and up 11% at constant currencies. Total revenue was up 10% to €7.44 billion and up 9% at constant currencies.

The share of more predictable revenue increased by 1 percentage point to 82% in the first quarter.

Cloud gross profit was up 28% (IFRS) to €2.24 billion, up 28% to €2.27 billion (non-IFRS), and up 27% (non-IFRS at constant currencies).

IFRS operating profit decreased 45% to €803 million. The decrease is mainly driven by the increase in share-based compensation which reflects the increase in share price over the first quarter as compared to last year’s decline over the same period. In addition, IFRS operating profit was impacted by restructuring expenses associated with the targeted restructuring program, as well as expenses resulting from a provision for pre-existing regulatory compliance matters (see section (D) Basis of Non-IFRS Presentation). Non-IFRS operating profit was up 12% to €1.87 billion and up 12% at constant currencies.

As a result, IFRS basic earnings per share decreased 60% to €0.35. Non-IFRS earnings per share (basic) increased 8% to €1.08. The effective tax rate was 40.5% (IFRS) and 28.3% (non-IFRS). For IFRS, the year-over-year increase mainly resulted from changes in non-deductible expenses and valuation allowances on deferred tax assets. For non-IFRS, the changes in non-deductible expenses do not apply due to respective adjustments of pre-tax figures.

Free cash flow was down 9% mainly due to the impact of sale of trade receivables in the fourth quarter last year which was weighing on Q1.

Impact of War in Ukraine

The wind down of our business operations in Russia and Belarus is almost complete. Should the situation escalate beyond its current scope, our business could potentially be subject to materially adverse consequences.

1 The Q1 2023 results were also impacted by other effects. For details, please refer to the disclosures on page 21 of this document.

3/23

Business Highlights

In the first quarter, customers around the globe continued to choose “RISE with SAP” to drive their end-to-end business transformations. These customers included BMW Group, DOLCE & GABBANA, GAMA, GlasfaserPlus, The Government of Manitoba, Henkel, KANSAI PAINT CO, Lingong Heavy Machinery, MLS, NEC Networks & System Integration Corporation, Pastificio Rana, Sempra Infrastructure, Sodexo BRS, Sri Intellectual, Thales Defense & Security Inc, VEM Conveniência, and Zagis.

Advanced Micro Devices, Air India, Aurobay, FLYING WHALES, Hengan Group, JFE Steel Corporation, Ourofino Agrociência, REPETCO Innovations, and Shinsegae International went live on SAP S/4HANA Cloud in the first quarter.

Key customer wins across SAP’s solution portfolio included: A.S. Watson, BayWa, Berlin Hyp, Brisanet, Dr. Martens (Airwair International Limited), Envision Energy, Grupo Estrella Blanca, Grupo Minero Bacis, Haffner Energy, HCLTech, Hitachi High-Tech Corporation, N+, NTT DATA Business Solutions, Lee Kum Kee Sauce Group, SMA Solar Technology, Soleum, University Hospital Bonn, and Whirlpool Corporation. Numerous customers have also gone live with SAP solutions, including: Dexco, DKSH Holding Limited, Larsen & Toubro Limited, and Wipro.

In the first quarter, SAP’s cloud revenue performance was robust across all regions. Brazil, Germany and India had outstanding cloud revenue growth while China, Japan, Mexico, the Netherlands, Switzerland, and the United States performed particularly strong.

SAP proposed a dividend of €2.05 per share for fiscal year 2022 representing a year-over-year increase of 5% compared to the regular dividend paid for fiscal year 2021. The dividend is subject to shareholder approval at the upcoming AGM scheduled for May 11, 2023.

On February 1, 2023, SAP and Red Hat, Inc., the world’s leading provider of open-source solutions, announced an expanded partnership intended to significantly increase SAP’s use of and support for Red Hat Enterprise Linux.

On February 8, SAP announced a strategic partnership with Merck KGaA, Germany, to jointly drive sustainable business practice innovation. The partnership is expected to further accelerate the migration of the systems of Merck KGaA to the cloud with RISE with SAP, a core element of which is SAP S/4HANA Cloud.

On February 22, SAP announced that the Supervisory Board of SAP SE nominated Dr. h. c. Punit Renjen to stand for election as a new member of the Supervisory Board and proposes Dr. Renjen as the designated successor to Chairman, Prof. Dr. Hasso Plattner.

On March 2, SAP announced that it filed the SAP Annual Report on Form 20-F for the year ended December 31, 2022, with the U.S. Securities and Exchange Commission (SEC) and that the SAP Integrated Report 2022 is available and accessible online at www.sapintegratedreport.com.

On March 8, SAP announced the SAP Datasphere solution, the next generation of its data management portfolio. In addition, SAP also introduced strategic partnerships with industry-leading data and AI companies – Collibra NV, Confluent Inc., Databricks Inc. and DataRobot Inc.

On March 13, SAP announced that it agreed to sell all of its 423 million shares of Qualtrics International Inc. as part of the acquisition of Qualtrics by funds affiliated with Silver Lake as well as Canada Pension Plan Investment Board. At a purchase price of US$18.15 in cash per share, the transaction corresponds to a Qualtrics equity value of approximately US$12.5 billion on a fully diluted basis, representing a 73% premium over the 30-day average trading price prior to SAP’s announcement to explore a sale (approx. 62% premium relative to the unaffected closing price on January 25, 2023). SAP’s stake will be acquired for approximately US$7.7 billion. The closing of the transaction is subject to customary regulatory approvals and closing conditions.

On March 16, SAP announced that it closed a new sustainability-linked revolving credit facility with a volume of €3 billion and a tenor of five years plus two one-year extension options.

On March 21, SAP announced GROW with SAP, a new offering to help midsize customers adopt cloud ERP that enables speed, predictability and continuous innovation. It is a comprehensive offering built on SAP S/4HANA Cloud, public edition and SAP Business Technology Platform.

On March 31, SAP announced that the SAP Supervisory Board extended the contracts of Executive Board Members Julia White, Chief Marketing & Solutions Officer, and Scott Russell, who leads SAP’s Customer Success organization, for three years until 2027. Furthermore, Sabine Bendiek, Chief People & Operating Officer and Labor Relations Director, informed the Supervisory Board that she will not seek to renew her Executive Board contract. Her contract ends on December 31, 2023.

4/23

Segment Results at a Glance

SAP’s reportable segment showed the following performance:

Applications, Technology & Services[1]	Q1 2023
€ million, unless otherwise stated (Non-IFRS)	Actual Currency	∆ in %	∆ in % Constant Currency
SaaS[2]	2,204	25	23
PaaS[3]	482	47	45
IaaS[4]	200	–12	–13
Cloud revenue	2,886	24	23
Cloud gross profit	1,990	30	28
Segment revenue	7,143	9	8
Segment profit (loss)	2,103	12	12
SaaS[2] (in %)	68.8	0.3pp	0.5pp
PaaS[3] (in %)	84.3	3.6pp	4.1pp
IaaS[4] (in %)	33.6	6.3pp	9.0pp
Segment margin (in %)	29.4	0.7pp	0.9pp
[1] Segment information for comparative prior periods were restated to conform with the new segment composition. [2] Software as a service [3] Platform as a service [4] Infrastructure as a service

In the first quarter, segment revenue in AT&S was up 9% to €7.14 billion year-over-year and up 8% at constant currencies, primarily due to strong cloud revenue growth, which was supported by SAP S/4HANA as well as Business Technology Platform. Software licenses revenue decreased due to the shift to the cloud as more customers chose our ‘RISE with SAP’ offering. Segment services revenue was up 12% to €1.08 billion year-over-year and up 11% at constant currencies.

Cloud Performance

	Q1 2023
€ millions, unless otherwise stated (non-IFRS)	Actual currency	∆ in %	∆ in % Constant currency
Current Cloud Backlog
Total	11,148	25	25
Thereof SAP S/4HANA	3,418	78	79
Cloud Revenue
SaaS[1]	2,496	24	22
PaaS[2]	482	47	45
IaaS[3]	200	–12	–13
Total	3,178	24	22
Thereof SAP S/4HANA	716	77	75
Cloud Gross Profit
SaaS[1]	1,796	25	23
PaaS[2]	406	54	53
IaaS[3]	67	8	16
Total	2,269	28	27
Cloud Gross Margin (in %)
SaaS[1] (in %)	71.9	0.3pp	0.5pp
PaaS[2] (in %)	84.3	3.6pp	4.1pp
IaaS[3] (in %)	33.6	6.3pp	9.0pp
Total	71.4	2.5pp	2.9pp

5/23

1 Software as a service: SaaS comprises all other offerings which are not shown as PaaS and IaaS.

2 Platform as a service: PaaS includes primarily SAP Business Technology Platform and SAP Signavio.

3 Infrastructure as a service: Major portion of IaaS comes from SAP HANA Enterprise Cloud.

Due to rounding, numbers may not add up precisely.

The first quarter 2023 results were also impacted by other effects. For details, please refer to the disclosure on page 21 of this document.

Business Outlook

Reflecting the expected Qualtrics divestiture, SAP is updating its full-year 2023 outlook to cover only continuing operations.

Financial Outlook 2023

	Actual 2022 (continuing operations)	2023 Outlook (as of January 26)	Adjustment for discontinued operations	2023 Outlook (continuing operations)
Cloud revenue (at constant currencies)	€11.43 billion	€15.3 – 15.7 billion	€1.3 billion	€14.0 – 14.4 billion +23% to +26%
Cloud and software revenue (at constant currencies)	€25.39 billion	€28.2 – 28.7 billion	€1.3 billion	€26.9 – 27.4 billion +6% to +8%
Operating profit (non-IFRS, at constant currencies)	€7.99 billion	€8.8 – 9.1 billion	€0.2 billion	€8.6 – 8.9 billion +8% to +11%
Share of more predictable revenue	79%	approx. 83%	n/a	approx. 82%
Free cash flow	n/a	approx. €5.0 billion	€0.1 billion	approx. €4.9 billion
Effective tax rate (IFRS)	32.0%	28.0 – 32.0%	n/a	28.0 – 32.0%
Effective tax rate (non-IFRS)	29.6%	26.0 – 28.0%	n/a	26.0 – 28.0%

The adjustment for cloud revenue and operating profit is based on the Qualtrics outlook for 2023 as published by Qualtrics on January 25. In the absence of such guidance, financial outlook parameters are based on the 2023 Qualtrics analyst consensus as of April 19.

The disposal gain realized upon closing of the transaction will be included into profit (loss) after tax from discontinued operations. The divestiture will not impact operating profit or free cash flow from continuing operations.

SAP confirms its performance expectations underlying its January 2023 outlook for continuing operations but now updates its 2023 outlook to reflect the anticipated divestiture of Qualtrics and expects:

•	€14.0 – 14.4 billion cloud revenue at constant currencies (2022: €11.43 billion), up 23% to 26% at constant currencies.

•	€26.9 – 27.4 billion cloud and software revenue at constant currencies (2022: €25.39 billion), up 6% to 8% at constant currencies.

•	€8.6 – 8.9 billion non-IFRS operating profit at constant currencies (2022: €7.99 billion), up 8% to 11% at constant currencies.

•	A share of more predictable revenue of approximately 82% (2022: 79%). It is defined as the total of cloud revenue and software support revenue divided by total revenue.

•	Free cash flow of approximately €4.9 billion.

•	A full-year effective tax rate (IFRS) of 28.0% to 32.0% (2022: 32.0%) and an effective tax rate (non-IFRS) of 26.0% to 28.0% (2022: 29.6%).

6/23

While SAP’s full-year 2023 financial outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. See the table below.

Currency Impact Assuming March 2023 Rates Apply for 2023

In percentage points	Q2 2023	FY 2023
Cloud revenue growth	–3pp to –1pp	–3pp to –1pp
Cloud and software revenue growth	–2pp to 0pp	–3pp to –1pp
Operating profit growth (non-IFRS)	–3pp to –1pp	–3pp to –1pp

Non-Financial Outlook 2023

SAP continues to focus on three non-financial indicators: customer loyalty, employee engagement, and carbon emissions.

In 2023, for continuing operations SAP continues to expect:

•	a Customer Net Promoter Score of 8 to 12[2].

•	an Employee Engagement Index to be in a range of 76% to 80%.

•	Net carbon emissions of 0kt, meaning the Company will be carbon neutral in its own operations.

Ambition 2025

SAP expects to update its mid-term ambition as part of its financial analyst conference at Sapphire on May 16, 2023.

2 The guidance is based on an adjusted methodology for 2023 to better reflect the business priorities of the company.

7/23

Additional Information

This press release and all information therein is preliminary and unaudited.

SAP Performance Measures

For more information about our key growth metrics and performance measures, their calculation, their usefulness, and their limitation, please refer to the following document on our Investor Relations website: https://www.sap.com/investors/performance-measures

Webcast

SAP senior management will host a financial analyst conference call on Friday, April 21st at 2:00 PM (CEST) / 1:00 PM (BST) / 8:00 AM (Eastern) / 5:00 AM (Pacific). The conference will be webcast on the Company’s website at https://www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the first quarter results can be found at https://www.sap.com/investor.

Financial Analyst and Investor Conference

SAP will hold a financial analyst event on Tuesday, May 16th, in conjunction with its annual SAP Sapphire conference.

About SAP

SAP’s strategy is to help every business run as an intelligent enterprise. As a market leader in enterprise application software, we help companies of all sizes and in all industries run at their best: SAP customers generate 87% of total global commerce. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want – without disruption. Our end-to-end suite of applications and services enables business and public customers across 25 industries globally to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit www.sap.com.

For more information, financial community only:

Anthony Coletta	+49 (6227) 7-60437	investor@sap.com, CET
Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:

Joellen Perry	+1 (650) 445-6780	joellen.perry@sap.com, PT
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

Note to editors:

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This document contains forward-looking statements, which are predictions, projections, or other statements about future events. These statements are based on current expectations, forecasts, and assumptions that are subject to risks and uncertainties that could cause actual results and outcomes to materially differ. Additional information regarding these risks and uncertainties may be found in our filings with the Securities and Exchange Commission, including but not limited to the risk factors section of SAP’s 2022 Annual Report on Form 20-F.

© 2023 SAP SE. All rights reserved.

SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE in Germany and other countries. Please see https://www.sap.com/copyright for additional trademark information and notices.

8/23

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9/23

Financial and Non-Financial Key Facts
(IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2022	Q2 2022	Q3 2022	Q4 2022	TY 2022	Q1 2023
Revenues
Cloud	2,565	2,796	2,986	3,078	11,426	3,178
% change – yoy	29	32	36	29	31	24
% change constant currency – yoy	23	23	23	21	23	22
SAP S/4HANA Cloud	404	472	546	660	2,081	716
% change – yoy	78	84	98	101	91	77
% change constant currency – yoy	71	72	81	90	79	75
Software licenses	317	426	406	907	2,056	276
% change – yoy	–34	–34	–38	–38	–37	–13
% change constant currency – yoy	–36	–38	–42	–39	–39	–13
Software support	2,923	2,977	3,016	2,993	11,909	2,905
% change – yoy	4	5	5	3	4	–1
% change constant currency – yoy	1	0	–2	–1	0	–1
Software licenses and support	3,240	3,403	3,422	3,900	13,965	3,180
% change – yoy	–1	–2	–3	–11	–5	–2
% change constant currency – yoy	–4	–7	–9	–14	–9	–2
Cloud and software	5,806	6,199	6,408	6,978	25,391	6,358
% change – yoy	10	11	12	3	9	10
% change constant currency – yoy	6	4	3	–1	3	8
Total revenue	6,773	7,207	7,476	8,064	29,520	7,441
% change – yoy	10	11	13	5	10	10
% change constant currency – yoy	6	5	4	0	4	9
Share of more predictable revenue (in %)	81	80	80	75	79	82
Profits
Operating profit (loss) (IFRS)	1,471	1,060	1,557	2,002	6,090	803
Operating profit (loss) (non-IFRS)	1,676	1,678	2,075	2,560	7,989	1,875
% change	–3	–12	–1	3	–3	12
% change constant currency	–6	–15	–8	1	–7	12
Profit (loss) after tax (IFRS)	1,016	613	839	600	3,068	403
Profit (loss) after tax (non-IFRS)	1,171	1,098	1,240	1,008	4,517	1,254
% change	–29	–50	–42	–56	–45	7
Margins
Cloud gross margin (IFRS, in %)	68.2	70.2	69.8	69.2	69.4	70.5
Cloud gross margin (non-IFRS, in %)	68.9	71.2	70.8	70.3	70.3	71.4
Software license and support gross margin (IFRS, in %)	89.3	90.1	90.0	90.8	90.1	88.6
Software license and support gross margin (non-IFRS, in %)	89.7	90.7	90.7	91.4	90.7	89.2
Cloud and software gross margin (IFRS, in %)	80.0	81.1	80.6	81.3	80.8	79.5
Cloud and software gross margin (non-IFRS, in %)	80.5	81.9	81.4	82.1	81.5	80.3
Gross margin (IFRS, in %)	72.2	72.7	72.8	73.4	72.8	71.0
Gross margin (non-IFRS, in %)	73.1	74.3	74.4	75.1	74.3	72.9
Operating margin (IFRS, in %)	21.7	14.7	20.8	24.8	20.6	10.8
Operating margin (non-IFRS, in %)	24.8	23.3	27.8	31.7	27.1	25.2
ATS segment – Cloud gross margin (in %)	66.1	68.3	68.2	67.7	67.6	69.0
ATS segment – Segment gross margin (in %)	72.4	73.6	73.3	74.4	73.5	72.2
ATS segment – Segment margin in %	28.8	27.5	31.3	34.9	30.8	29.4
Key Profit Ratios
Effective tax rate (IFRS, in %)	25.5	34.2	28.3	42.8	32.0	40.5
Effective tax rate (non-IFRS, in %)	25.4	29.1	26.6	37.2	29.6	28.3
Earnings per share, basic (IFRS, in €) from continuing operations	0.87	0.54	0.75	0.63	2.80	0.35

10/23

€ millions, unless otherwise stated	Q1 2022	Q2 2022	Q3 2022	Q4 2022	TY 2022	Q1 2023
Earnings per share, basic (non-IFRS, in €) from continuing operations	1.00	0.95	1.10	0.98	4.03	1.08
Earnings per share, basic (IFRS, in €)[4]	0.63	0.29	0.57	0.46	1.95	0.41
Earnings per share, basic (non-IFRS, in €)[4]	1.00	0.96	1.12	1.00	4.08	1.27
Order Entry and current cloud backlog
Current cloud backlog	8,937	9,543	10,334	11,024	11,024	11,148
% change – yoy	25	32	36	27	27	25
% change constant currency – yoy	21	23	24	24	24	25
SAP S/4HANA Current cloud backlog	1,925	2,258	2,662	3,171	3,171	3,418
% change – yoy	86	100	108	86	86	78
% change constant currency – yoy	79	87	90	82	82	79
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)[3]	43	49	42	55	50	45
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)[3]	29	25	26	18	23	26
Share of on-premise orders greater than €5 million based on total software order entry volume (in %)	40	33	28	29	31	26
Share of on-premise orders smaller than €1 million based on total software order entry volume (in %)	33	40	49	37	40	50
Liquidity and Cash Flow
Net cash flows from operating activities	2,465					2,311
Capital expenditure	–212					–257
Payments of lease liabilities	–93					–99
Free cash flow	2,159					1,955
% of total revenue	32					26
% of profit after tax (IFRS)	212					485
Group liquidity	11,267	8,236	8,554	9,694	9,694	9,700
Financial debt (–)	–12,171	–12,282	–12,282	–11,764	–11,764	–10,751
Net debt (–)	–904	–4,046	–3,728	–2,070	–2,070	–1,050
Financial Position[5]
Cash and cash equivalents	8,927	7,472	7,316	9,008	9,008	8,766
Goodwill	32,140	33,879	35,664	33,077	33,077	28,563
Total assets	73,754	72,605	74,840	72,159	72,159	73,533
Contract liabilities (current)	7,630	6,883	5,487	5,309	5,309	7,547
Equity ratio (total equity in % of total assets)	58	59	62	59	59	58
Non-Financials
Number of employees (quarter end)[1]	104,670	104,988	106,912	106,312	106,312	105,132
Employee retention (in %, rolling 12 months)	92.5	92.0	92.2	92.8	92.8	93.8
Women in management (in %, quarter end)	28.6	28.9	29.2	29.3	29.3	29.4
Net carbon emissions[2] (in kilotons)	20	20	20	20	85	0

1 In full-time equivalents.

2 In CO2 Equivalents. SAP’s carbon emission numbers are rounded to the nearest 5kt. Therefore, the rounded full-year totals may not precisely equal the sum of the rounded quarterly numbers.

³ To conform to refined calculation logic prior quarters have been adjusted.

4 From continuing and discontinued operations.

5 According to IFRS 5, comparison quarters 2022 for our continuing operations is unchanged from what previously has been reported.

Due to rounding, numbers may not add up precisely.

11/23

Primary Financial Statements of SAP Group (IFRS)

(A)      Consolidated Income Statements*

(A.1)    Consolidated Income Statements – Quarter

€ millions, unless otherwise stated	Q1 2023	Q1 2022	∆ in %
Cloud	3,178	2,565	24
Software licenses	276	317	–13
Software support	2,905	2,923	–1
Software licenses and support	3,180	3,240	–2
Cloud and software	6,358	5,806	10
Services	1,083	967	12
Total revenue	7,441	6,773	10

Cost of cloud	–938	–817	15
Cost of software licenses and support	–363	–347	4
Cost of cloud and software	–1,301	–1,164	12
Cost of services	–855	–721	19
Total cost of revenue	–2,156	–1,885	14
Gross profit	5,284	4,888	8
Research and development	–1,573	–1,396	13
Sales and marketing	–2,291	–1,742	32
General and administration	–348	–270	29
Restructuring	–260	10	<-100
Other operating income/expense, net	–8	–20	–61
Total operating expenses	–6,637	–5,302	25
Operating profit (loss)	803	1,471	–45

Other non-operating income/expense, net	–14	–51	–73
Finance income	182	342	–47
Finance costs	–293	–397	–26
Financial income, net	–112	–55	>100
Profit (loss) before tax from continuing operations	677	1,365	–50

Income tax expense	–274	–349	–21
Profit (loss) after tax from continuing operations	403	1,016	–60
Attributable to owners of parent	407	1,023	–60
Attributable to non-controlling interests	–3	–7	–48
Profit (loss) after tax from discontinued operations	106	–384	<-100
Profit (loss) after tax[2]	509	632	–19
Attributable to owners of parent[2]	479	740	–35
Attributable to non-controlling interests[2]	31	–108	<-100

Earnings per share, basic (in €)[1] from continuing operations	0.35	0.87	–60
Earnings per share, basic (in €)[1,2]	0.41	0.63	–35
Earnings per share, diluted (in €)[1] from continuing operations	0.35	0.87	–60
Earnings per share, diluted (in €)[1,2]	0.41	0.63	–35

1 For the three months ended March 31, 2023 and 2022, the weighted average number of shares was 1,167 million (diluted 1,174 million) and 1,177 million (diluted: 1,178 million), respectively (treasury stock excluded).

2 From continuing and discontinued operations.

Due to rounding, numbers may not add up precisely.

12/23

(B)      Consolidated Statements of Financial Position

as at 03/31/2023 and 12/31/2022
€ millions	2023	2022
Cash and cash equivalents	8,766	9,008
Other financial assets	1,124	853
Trade and other receivables	6,674	6,236
Other non-financial assets	2,242	2,139
Tax assets	317	287
Assets classified as held for sale	7,385	0
Total current assets	26,507	18,522
Goodwill	28,563	33,077
Intangible assets	2,349	3,835
Property, plant, and equipment	4,465	4,934
Other financial assets	5,498	5,626
Trade and other receivables	115	169
Other non-financial assets	3,352	3,580
Tax assets	319	323
Deferred tax assets	2,366	2,095
Total non-current assets	47,026	53,638
Total assets	73,533	72,159

€ millions	2023	2022
Trade and other payables	1,607	2,147
Tax liabilities	581	283
Financial liabilities	3,689	4,808
Other non-financial liabilities	3,876	4,818
Provisions	455	90
Contract liabilities	7,547	5,309
Liabilities associated with assets classified as held for sale	1,094	0
Total current liabilities	18,849	17,453
Trade and other payables	65	79
Tax liabilities	909	893
Financial liabilities	9,239	9,547
Other non-financial liabilities	971	705
Provisions	335	359
Deferred tax liabilities	149	241
Contract liabilities	21	33
Total non-current liabilities	11,689	11,858
Total liabilities	30,537	29,310
Issued capital	1,229	1,229
Share premium	3,383	3,081
Retained earnings	36,866	36,418
Other components of equity	3,019	3,801
Treasury shares	–4,246	–4,341
Equity attributable to owners of parent	40,250	40,185

Non-controlling interests	2,746	2,662
Total equity	42,996	42,848
Total equity and liabilities	73,533	72,159

Due to rounding, numbers may not add up precisely.

13/23

(C)       Consolidated Statements of Cash Flows

€ millions	Q1 2023	Q1 2022[2]
Profit (loss) after tax[1]	509	632
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
(Profit) loss after tax from discontinued operations	–106	384
Depreciation and amortization	365	383
Share-based payment expense	553	119
Income tax expense	274	349
Financial income, net	112	55
Decrease/increase in allowances on trade receivables	10	18
Other adjustments for non-cash items	17	–21
Decrease/increase in trade and other receivables	–657	–384
Decrease/increase in other assets	–279	–320
Increase/decrease in trade payables, provisions, and other liabilities	–779	–1,087
Increase/decrease in contract liabilities	2,873	2,962
Share-based payments	–118	–141
Interest paid	–141	–84
Interest received	88	21
Income taxes paid, net of refunds	–409	–419
Net cash flows from operating activities – continuing operations	2,311	2,465
Net cash flows from operating activities – discontinued operations	62	17
Net cash flows from operating activities[1]	2,373	2,482
Business combinations, net of cash and cash equivalents acquired	0	–662
Purchase of intangible assets or property, plant, and equipment	–257	–212
Proceeds from sales of intangible assets or property, plant, and equipment	24	25
Purchase of equity or debt instruments of other entities	–358	–1,521
Proceeds from sales of equity or debt instruments of other entities	101	1,658
Net cash flows from investing activities – continuing operations	–489	–712
Net cash flows from investing activities – discontinued operations	–9	–7
Net cash flows from investing activities[1]	–499	–720
Dividends paid on non-controlling interests	–8	–2
Purchase of treasury shares	0	–581
Repayments of borrowings	–1,119	–944
Payments of lease liabilities	–99	–93
Net cash flows from financing activities – continuing operations	–1,226	–1,620
Net cash flows from financing activities – discontinued operations	13	–172
Net cash flows from financing activities[1]	–1,213	–1,792
Effect of foreign currency rates on cash and cash equivalents	–161	58
Net decrease/increase in cash and cash equivalents	500	28
Cash and cash equivalents at the beginning of the period[1]	9,008	8,898
Cash and cash equivalents at the end of the period[1]	9,507	8,927
Less: Cash and cash equivalents from discontinued operations at the end of the period	742	-
Cash and cash equivalents at the end of the period (Consolidated Statements of Financial Position)	8,766	8,927
[1] From continuing and discontinued operations.
[2] We do no longer show cash flows linked to the supply chain financing (SCF) transactions from Taulia in investing/financing cash flow separately and therefore adjusted the comparative figures accordingly.
Due to rounding, numbers may not add up precisely.

14/23

Non-IFRS Numbers

(D)	Basis of Non-IFRS Presentation

SAP disclose certain financial measures such as expense (non-IFRS) and profit measures (non-IFRS) that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures.

In Q1 2023, SAP introduced an additional financial non-IFRS measure to adjust its non-IFRS operating profit by excluding expenses relating to regulatory compliance matters.
For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as SAP’s constant currency and free cash flow figures, see Explanation of Non-IFRS Measures online.

(E)	Reconciliation from Non-IFRS Numbers to IFRS Numbers

(E.1)      Reconciliation of Non-IFRS Revenue – Quarter

€ millions, unless otherwise stated	Q1 2023			Q1 2022	∆ in %
	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	IFRS	Non-IFRS Constant Currency[1]
Revenue Numbers
Cloud	3,178	–47	3,131	2,565	24	22
Software licenses	276	0	276	317	–13	–13
Software support	2,905	–19	2,885	2,923	–1	–1
Software licenses and support	3,180	–19	3,161	3,240	–2	–2
Cloud and software	6,358	–66	6,292	5,806	10	8
Services	1,083	–12	1,070	967	12	11
Total revenue	7,441	–78	7,362	6,773	10	9

1 Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the IFRS numbers of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

15/23

(E.2)	Reconciliation of Non-IFRS Operating Expenses – Quarter

€ millions, unless otherwise stated	Q1 2023					Q1 2022			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency[1]
Operating Expense Numbers
Cost of cloud	–938	30	–909			–817	18	–798	15	14
Cost of software licenses and support	–363	21	–342			–347	14	–334	4	3
Cost of cloud and software	–1,301	50	–1,251			–1,164	32	–1,132	12	11
Cost of services	–855	92	–763			–721	28	–693	19	10
Total cost of revenue	–2,156	142	–2,014			–1,885	60	–1,825	14	10
Gross profit	5,284	142	5,427			4,888	60	4,948	8	10
Research and development	–1,573	171	–1,403			–1,396	45	–1,351	13	4
Sales and marketing	–2,291	438	–1,854			–1,742	101	–1,641	32	13
General and administration	–348	60	–288			–270	9	–261	29	10
Restructuring	–260	260	0			10	–10	0	<-100	NA
Other operating income/expense, net	–8	0	–8			–20	0	–20	–61	–61
Total operating expenses	–6,637	1,072	–5,566	87	–5,479	–5,302	205	–5,097	25	9	8

1 Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

(E.3)	Reconciliation of Non-IFRS Profit Figures, Income Tax and Key Ratios – Quarter

€ millions, unless otherwise stated	Q1 2023					Q1 2022			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency[1]
Profit Numbers
Operating profit (loss)	803	1,072	1,875	9	1,883	1,471	205	1,676	–45	12	12
Profit (loss) before tax from continuing operations	677	1,072	1,749			1,365	205	1,570	–50	11
Income tax expense	–274	–221	–495			–349	–50	–399	–21	24
Profit (loss) after tax from continuing operations	403	851	1,254			1,016	155	1,171	–60	7
Attributable to owners of parent	407	850	1,256			1,023	155	1,178	–60	7
Attributable to non-controlling interests	–3	1	–2			–7	0	–7	–48	–64
Profit (loss) after tax[3]	509	1,078	1,587			632	534	1,166	–19	36
Attributable to owners of parent[3]	479	1,010	1,488			740	438	1,178	–35	26
Attributable to non-controlling interests[3]	31	68	99			–108	96	–12	<-100	<-100

Key Ratios
Operating margin (in %)	10.8		25.2		25.6	21.7		24.8	–10.9pp	0.4pp	0.8pp
Effective tax rate (in %)[2]	40.5		28.3			25.5		25.4	14.9pp	2.9pp
Earnings per share, basic (in €) from continuing operations	0.35		1.08			0.87		1.00	–60	8
Earnings per share, basic (in €)[3]	0.41		1.27			0.63		1.00	–35	27

1 Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

2 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q1 2023 mainly resulted from tax effects of share-based payment expenses and restructuring expenses. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q1 2022 mainly resulted from tax effects of share-based payment expenses and acquisition-related charges.

3 From continuing and discontinued operations

Due to rounding, numbers may not add up precisely.

16/23

(F)	Non-IFRS Adjustments – Actuals and Estimates

€ millions	Estimated Amounts for Full Year 2023	Q1 2023	Q1 2022
Operating profit (loss) (IFRS)		803	1,471
Adjustment for acquisition-related charges	300–380	88	97
Adjustment for share-based payment expenses	1,850–2,250	553	119
Adjustment for restructuring	250–300	260	–10
Adjustment for regulatory compliance matter expenses	170	170	-
Operating expense adjustments		1,072	205
Operating profit (loss) (non-IFRS)		1,875	1,676

Due to rounding, numbers may not add up precisely.

(G)	Non-IFRS Adjustments by Functional Areas

€ millions	Q1 2023						Q1 2022
	IFRS	Acquisition- Related	SBP[1]	Restruc- turing	RCM²	Non- IFRS	IFRS	Acquisition- Related	SBP[1]	Restruc- turing	RCM[2]	Non- IFRS
Cost of cloud	–938	10	20	0	0	–909	–817	13	5	0	-	–798
Cost of software licenses and support	–363	11	9	0	0	–342	–347	8	6	0	-	–334
Cost of services	–855	0	92	0	0	–763	–721	0	28	0	-	–693
Research and development	–1,573	2	169	0	0	–1,403	–1,396	2	43	0	-	–1,351
Sales and marketing	–2,291	65	203	0	170	–1,854	–1,742	69	32	0	-	–1,641
General and administration	–348	0	60	0	0	–288	–270	5	4	0	-	–261
Restructuring	–260	0	0	260	0	0	10	0	0	–10	-	0
Other operating income/expense, net	–8	0	0	0	0	–8	–20	0	0	0	-	–20
Total operating expenses	–6,637	88	553	260	170	–5,566	–5,302	97	119	–10	-	–5,097

1 Share-based Payments

2 Regulatory Compliance Matters

Due to rounding, numbers may not add up precisely.

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q1 2023	Q1 2022
Cost of cloud	–5	17
Cost of software licenses and support	–11	–1
Cost of services	–35	–1
Research and development	–37	–3
Sales and marketing	–159	–1
General and administration	–12	0
Restructuring expenses	–260	10

Due to rounding, numbers may not add up precisely.

17/23

Disaggregations

(H)	Segment Reporting

(H.1)	Segment Policies and Segment Changes

SAP has one reportable segment: the Applications, Technology & Services segment.

The Qualtrics segment will no longer be reported due to disclosures made according to IFRS 5 for discontinued operations. For additional financial and non-financial information relating to Qualtrics, see Note (N) in this quarterly statement.

In the first quarter, the non-reportable SAP Signavio segment was dissolved and integrated into the Applications, Technology & Services segment. The segment information for comparative prior periods were restated to conform with the new segment composition.

For a more detailed description of SAP’s segment reporting, see Note (C.1) “Results of Segments” of our Consolidated Financial Statements 2022.

(H.2)	Segment Reporting – Quarter

Applications, Technology & Services1

€ millions, unless otherwise stated (non-IFRS)	Q1 2023		Q1 2022	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud – SaaS[2]	2,204	2,170	1,767	25	23
Cloud – PaaS[3]	482	476	328	47	45
Cloud – IaaS[4]	200	199	228	–12	–13
Cloud	2,886	2,845	2,322	24	23
Software licenses	276	276	317	–13	–13
Software support	2,905	2,885	2,923	–1	–1
Software licenses and support	3,180	3,161	3,240	–2	–2
Cloud and software	6,066	6,006	5,563	9	8
Services	1,076	1,064	961	12	11
Total segment revenue	7,143	7,070	6,524	9	8
Cost of cloud	–896	–872	–786	14	11
Cost of software licenses and support	–335	–331	–333	1	–1
Cost of cloud and software	–1,231	–1,202	–1,119	10	7
Cost of services	–752	–745	–680	11	9
Total cost of revenue	–1,983	–1,947	–1,799	10	8
Cloud gross profit – SaaS[2]	1,517	1,497	1,209	25	24
Cloud gross profit – PaaS[3]	406	404	264	54	53
Cloud gross profit – IaaS[4]	67	72	62	8	16
Cloud gross profit	1,990	1,973	1,536	30	28
Segment gross profit	5,159	5,123	4,725	9	8
Other segment expenses	–3,057	–3,023	–2,848	7	6
Segment profit (loss)	2,103	2,100	1,876	12	12
SAP S/4 HANA
SAP S/4HANA Cloud revenue	716	708	404	77	75
SAP S/4HANA Current cloud backlog	3,418	3,438	1,925	78	79
Margins
Cloud gross margin – SaaS[2] (in %)	68.8	69.0	68.5	0.3pp	0.5pp
Cloud gross margin – PaaS[3] (in %)	84.3	84.8	80.7	3.6pp	4.1pp
Cloud gross margin – IaaS[4] (in %)	33.6	36.4	27.4	6.3pp	9.0pp
Cloud gross margin (in %)	69.0	69.4	66.1	2.8pp	3.2pp

18/23

€ millions, unless otherwise stated (non-IFRS)	Q1 2023		Q1 2022	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Segment gross margin (in %)	72.2	72.5	72.4	–0.2pp	0.0pp
Segment margin (in %)	29.4	29.7	28.8	0.7pp	0.9pp

1 Segment information for comparative prior periods were restated to conform with the new segment composition.

2 Software as a service

3 Platform as a service

4 Infrastructure as a service

Due to rounding, numbers may not add up precisely.

Reconciliation of Cloud Revenues and Margins – Quarter

€ millions, unless otherwise stated (Non-IFRS)	Q1 2023			Q1 2022	∆ in %
	Actual currency	Currency impact	Constant currency	Actual currency	Actual currency	Constant currency[4]
Cloud revenue – SaaS[1]	2,496	–40	2,456	2,010	24	22
Cloud revenue – PaaS[2]	482	–5	476	328	47	45
Cloud revenue – IaaS[3]	200	–1	199	228	–12	–13
Cloud revenue	3,178	–47	3,131	2,565	24	22
Cloud gross margin – SaaS[1] (in %)	71.9		72.2	71.7	0.3pp	0.5pp
Cloud gross margin – PaaS[2] (in %)	84.3		84.8	80.7	3.6pp	4.1pp
Cloud gross margin – IaaS[3] (in %)	33.6		36.4	27.4	6.3pp	9.0pp
Cloud gross margin (in %)	71.4		71.8	68.9	2.5pp	2.9pp

1 Software as a service: SaaS comprises all other offerings which are not shown as PaaS and IaaS.

2 Platform as a service: PaaS includes primarily SAP Business Technology Platform and SAP Signavio.

3 Infrastructure as a service: Major portion of IaaS comes from SAP HANA Enterprise Cloud.

4 Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

19/23

(I)	Revenue by Region (IFRS and Non-IFRS)

(I.1)	Revenue by Region (IFRS and Non-IFRS) – Quarter

€ millions	Q1 2023			Q1 2022	∆ in %
	Actual currency	Currency Impact	Constant Currency	Actual currency	Actual currency	Constant Currency[1]
Cloud Revenue by Region
EMEA	1,191	0	1,191	952	25	25
Americas	1,573	–59	1,514	1,277	23	19
APJ	414	12	426	337	23	27
Cloud revenue	3,178	–47	3,131	2,565	24	22
Cloud and Software Revenue by Region
EMEA	2,783	5	2,787	2,596	7	7
Americas	2,637	–100	2,536	2,309	14	10
APJ	939	30	968	901	4	7
Cloud and software revenue	6,358	–66	6,292	5,806	10	8
Total Revenue by Region
Germany	1,137	–1	1,136	1,054	8	8
Rest of EMEA	2,139	5	2,144	1,978	8	8
Total EMEA	3,275	5	3,280	3,031	8	8
United States	2,497	–102	2,395	2,178	15	10
Rest of Americas	605	–15	590	534	13	10
Total Americas	3,102	–117	2,985	2,712	14	10
Japan	303	26	329	306	–1	8
Rest of APJ	760	8	768	724	5	6
Total APJ	1,063	34	1,097	1,030	3	7
Total revenue	7,441	–78	7,362	6,773	10	9

1) Constant currency period-over-period changes are calculated by comparing the current year's constant currency numbers with the actual currency numbers of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

(J)	Employees by Region and Functional Areas

Full-time equivalents	03/31/2023				03/31/2022
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	3,860	3,803	3,743	11,405	4,581	4,191	4,432	13,205
Services	8,070	5,081	5,716	18,867	8,220	5,153	5,894	19,267
Research and development	17,980	5,780	12,391	36,150	16,875	5,754	11,353	33,982
Sales and marketing	11,747	10,213	5,321	27,282	11,161	10,482	5,313	26,956
General and administration	3,433	1,773	1,255	6,461	3,312	1,852	1,204	6,367
Infrastructure	2,813	1,285	870	4,968	2,696	1,342	856	4,893
SAP Group (03/31)	47,902	27,934	29,295	105,132	46,845	28,774	29,051	104,670
Thereof acquisitions[1]	0	0	0	0	173	189	8	370
SAP Group (three months' end average)	47,879	28,206	29,404	105,490	46,416	28,537	28,878	103,831
[1] Acquisitions closed between January 1 and March 31 of the respective year Due to rounding numbers may not add up precisely

20/23

Other Disclosures

(K)	Financial Income, Net

In the first quarter of 2023, finance income mainly consisted of gains from disposals and fair value adjustments of equity securities totaling €104 million (Q1/2022: €317 million), and interest income from loans and receivables, other financial assets (cash, cash equivalents, and current investments) as well as from derivatives amounting to €87 million (Q1/2022: €26 million).

In the first quarter of 2023, finance costs were primarily impacted by losses from disposals and fair value adjustments of equity securities amounting to €133 million (Q1/2022: €318 million), and interest expense on financial liabilities including lease liabilities and negative effects from derivatives amounting to €132 million (Q1/2022: €47 million).

(L)	Share Based Payments

In the first three months of 2023, we granted 12.7 million (Q1/2022: 14.8 million) share units. This includes 12.2 million (Q1/2022: 13.9 million) share units which we intend to settle in shares. The dilutive effect of outstanding equity-settled share units is reflected in the calculation of earnings per share, diluted.

Under the Own SAP plan, employees can purchase, on a monthly basis, SAP shares without any required holding period. The number of shares purchased by our employees under this plan was 1.8 million in the first three months of 2023 (Q1/2022: 2.2 million).

(M)	Updated Cost Allocation Policy

Starting January 1, 2023, all activities related to changes in the code of SAP’s cloud and on-premise solutions are treated as development-related activities. Some of those activities, specifically code corrections, were previously considered support-related activities. SAP believes this update aligns SAP’s accounting policy with market standards and increases comparability to its peers.

In the first quarter 2023, this update of our cost allocation policy resulted in an increase of the cloud gross profit by approximately €25 million, an increase of the software license and support gross profit by approximately €75 million, and an increase of our R&D expenses by approximately €100 million.

For the full year 2023, the updated cost allocation policy is expected to result in decreased cost of cloud by approximately €100 million and cost of support by approximately €300 million, while in consequence increased R&D expense by approximately €400 million.

Had SAP applied this accounting policy in 2022, its cost of cloud, cost of software licenses and support and R&D expense would have been as follows:

€ millions	IFRS					Non-IFRS
	Q1 2022	Q2 2022	Q3 2022	Q4 2022	FY 2022	Q1 2022	Q2 2022	Q3 2022	Q4 2022	FY 2022
Cost of cloud	–817	–833	–902	–947	–3,499	–798	–806	–873	–915	–3,391
Cost of software licenses and support	–347	–339	–341	–358	–1,384	–334	–316	–319	–334	–1,302
Research and development expenses	–1,396	–1,514	–1,571	–1,598	–6,080	–1,351	–1,393	–1,437	–1,449	–5,629

Due to rounding, numbers may not add up precisely.

21/23

(N)	Discontinued Operations

On March 13, resulting from a process that was initiated on January 26, SAP announced it has agreed to sell all of its 423 million shares of Qualtrics International Inc. as part of the acquisition of Qualtrics by funds affiliated with Silver Lake as well as Canada Pension Plan Investment Board. At a purchase price of US$18.15 in cash per share, SAP’s stake will be acquired for approximately US$7.7 billion. SAP intends to remain a close go-to-market and technology partner, servicing joint customers and continuing to contribute to Qualtrics’ success. The transaction is subject to customary regulatory clearances and expected to close in the second half of 2023. SAP’s financial results for the first quarter present Qualtrics as a discontinued operation, in accordance with IFRS 5. The Qualtrics disposal group was previously included in the Qualtrics reportable segment, which will no longer be presented due to disclosures made under IFRS 5.

The disposal gain realized upon closing of the transaction will be included into profit (loss) after tax from discontinued operations.

Additional financial and non-financial information relating to Qualtrics is presented in the following tables:

€ millions, unless otherwise stated	Q1 2023	Q1 2022
Consolidated Income Statements
Cloud revenue	309	254
Total revenue	374	304
Cost of cloud	–53	–62
Total cost of revenue	–114	–120
Total operating expenses	–636	–722
Operating profit	–262	–418
Profit (loss) before tax	–257	–420
Income tax (expense) / income[1]	363	36
Profit (loss) after tax	106	–384
Attributable to owners of parent	72	–283

Earnings per share, basic (IFRS, in €)[2]	0.06	–0.23
Earnings per share, diluted (IFRS, in €)[2]	0.06	–0.24
Earnings per share, basic (Non-IFRS, in €)[2]	0.19	0.00

Major Components of Consolidated Statements of Financial Position
Goodwill	4,004	-
Intangible assets	1,293	-

Consolidated Statements of Cash Flow
Net operating cash flow	62	17
Net investing cash flow	–9	–7
Net financing cash flow	13	–172

Non-financial measures
Number of employees (quarter end)[3]	5,418	5,128

1 The year-over-year increase in income tax income mainly resulted from the recognition of deferred tax assets on outside basis differences due to the agreed disposal of the shares of Qualtrics International Inc.

2 For the three months ended March 31, 2023 and 2022, the weighted average number of shares was 1,167 million (diluted 1,174 million) and 1,177 million (diluted: 1,178 million), respectively (treasury stock excluded).

3 In full time equivalents

Due to rounding, numbers may not add up precisely.

22/23

The cumulative income recognized within equity in other components of equity relating to SAP’s assets held for sale amounted to €243 million as of March 31, 2023, including cumulative income from non-controlling interests.

€ millions, unless otherwise stated	Q1 2023	Q1 2022
Profit (loss) after tax (IFRS)	106	–384
Adjustment for acquisition related charges	43	67
Adjustment for share-based payment expenses	206	352
Adjustment for restructuring expenses	7	0
Adjustment for tax impact of non-IFRS adjustments	–29	–40
Profit (loss) after tax (non-IFRS)	333	–5
Attributable to owners of parent	232	0

Due to rounding, numbers may not add up precisely.

(O)	Restructuring

In the first quarter of 2023, SAP announced and launched a targeted restructuring program in selected areas of the company to further focus on its strategic growth areas and the accelerated cloud transformation. Restructuring expenses are projected to be between €250 million and €300 million with the vast majority of €255 million already recognized in the first quarter, impacting IFRS operating profit. Restructuring expenses primarily include employee benefits that result from severance payments for employee terminations. The program is expected to contribute to cost savings in 2023 and to achieve its full annual cost savings rate of €300m to €350m as of 2024, impacting both IFRS and Non-IFRS operating profit.

(P)	Change in Non-IFRS Expense Measures

In the first quarter of 2023, we changed our non-IFRS definition. Going forward, we adjust our IFRS expense measures by excluding expenses for regulatory compliance matters associated with the provision for (potential) penalties arising from certain ongoing governmental investigations into our business operations, which are described in our Notes to the Consolidated Financial Statements 2022, Note [G.3.], section “Anti-Bribery Matters” and are limited to the scope of IAS 37.

The adjustment of our non-IFRS definition also impacts our operating profit (non-IFRS), profit before tax (non-IFRS), profit after tax (non-IFRS), and our non-IFRS key ratios such as operating margin, effective tax rate, and earnings per share, basic.

For more details such as the explanation, the usefulness, and the limitations of non-IFRS measures, please refer to the SAP Performance Measures.

23/23